SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                 ------------

                                   FORM 6-K
                                 ------------



                       REPORT OF FOREIGN PRIVATE ISSUER
                     PURSUANT TO RULE 13a-16 OR 15d-16 OF
                      THE SECURITIES EXCHANGE ACT OF 1934


                              For January 2, 2003



                                 CNOOC Limited

                (Translation of registrant's name into English)
              ----------------------------------------------------


                                  65th Floor
                              Bank of China Tower
                                One Garden Road
                              Central, Hong Kong
                   (Address of principal executive offices)

             -----------------------------------------------------





(Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F)



                Form 20-F  X              Form 40-F
                           --------                 ---------


(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)


                Yes                       No        X
                           --------                 ---------


(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A.)

Company Press Release
---------------------

The Largest Offshore China Oilfield Start Production

(Hong Kong, December 31, 2002) - CNOOC Limited (the "Company", SEHK: 883;
NYSE: CEO) announced today that the largest offshore oilfield, Penglai 19-3, began to pump oil. The first phase of Penglai 19-3 in central Bohai Bay was scheduled to come on stream before year-end.

Penglai 19-3 field was discovered in Block 11/05. It is the largest oilfield discovered in offshore China ever. It is estimated to hold approximately 2.6 billion barrels of oil in place with further appraisal upside. Phillips China Inc., a prior company of ConocoPhillips, made the discovery in 1999. The development is designed in phases. The first phase is designed to have a maximum production capacity of 40,000 barrels of equivalent per day.

The project is a joint venture between Phillips China Inc. ("PCI"), a ConocoPhillips company, and the Company. PCI is the operator. The Company owns 51% of participating interests in the project.

Zhou Shouwei, President of the Company commented, "We are happy to see the first oil flowing from the field. The largest offshore oilfield is expected to contribute cash-flow and earnings for both CNOOC Limited and ConocoPhillips in many years to come."

Notes to Editors:

CNOOC LIMITED - BACKGROUND

Incorporated in Hong Kong in August 1999, the Company is the dominant producer of crude oil and natural gas offshore China. The Company is also one of the largest independent crude oil and gas exploration and production companies in the world. As of December 31, 2001, its net proved reserves were 1.8 billion barrels-of-oil equivalents and its net production totaled 261,379 BOE per day.

The Company has interests in 45 crude oil and gas properties in four major producing areas: Bohai Bay, Western South China Sea, Eastern South China Sea and East China Sea. The Company is a major oil and gas company in China with slightly over 1,000 employees. The Company has become the largest offshore producer in Indonesia after the acquisition of Indonesian assets.

*** *** ***

This press release contains statements that are not historical facts, including statements about beliefs and expectations of the directors of the Company. These forward-looking statements are based on current plans, estimates and projections, and therefore you should not place undue reliance on them. Forward-looking statements speak only as of the date they are made, and the directors of the Company undertake no obligation to update publicly any of them in light of new information or future events. Forward-looking statements involve inherent risks and uncertainties. You are cautioned that a number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Such factors include, but are not limited to, changes of the PRC's economic, political and social conditions as well as government policies.

*** *** ***
For further enquiries, please contact:

Mr. Xiao Zongwei
CNOOC Limited
Tel: +86 10 8452 1646
Fax: +86 10 8452 1441
E-mail: xiaozw@cnooc.com.cn

Ms. Anne Lui, Ms. Zelda Yung, Ms. Maggie Chan
Ketchum Newscan Public Relations
Tel: 852-3141-8016, 852-3141-8028, 852-3141-8063
Fax: 852-2510-8199
E-mail:  anne.lui@knprhk.com
         zelda.yung@knprhk.com
         maggie.chan@knprhk.com

                                  SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be issued on its behalf by the undersigned, thereunto duly authorized.

                                           CNOOC Limited


                                           By:  /s/ Cao Yunshi
                                                ----------------------
                                                Name:  Cao Yunshi
                                                Title: Company Secretary,
                                                       General Counsel and
                                                       Senior Vice President


Dated: January 2, 2003